Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021

EXPRESSED IN CANADIAN DOLLARS

GOLD STANDARD VENTURES CORP.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars - unaudited)

	June 30,	December 31,
	2021	2020
	$	$
Assets
Current
Cash	35,385,066	18,635,636
Receivables	51,592	114,935
Prepaid expenses	206,382	429,331
	35,643,040	19,179,902

Exploration and evaluation assets (Note 3)	253,818,600	244,065,107
Reclamation bonds (Note 4)	3,407,647	3,499,646
Property and equipment	122,606	174,936
Right-of-use assets (Note 5)	425,033	526,959

	293,416,926	267,446,550

Liabilities

Current
Accounts payable and accrued liabilities	2,762,841	4,124,229
Current portion of lease liabilities (Note 5)	211,617	186,023
	2,974,458	4,310,252

Lease liabilities (Note 5)	258,897	378,252
Deferred revenue (Note 6)	2,728,940	2,582,119
Provision for site reclamation (Note 7)	1,941,338	1,985,521

	7,903,633	9,256,144

Shareholders' equity
Share capital (Note 8)	364,107,640	330,813,214
Reserves (Note 8)	9,801,578	9,973,552
Deficit	(88,395,925)	(82,596,360)
	285,513,293	258,190,406

	293,416,926	267,446,550

Authorized for issuance by the Board of Directors on August 4, 2021.

Alex Morrison	Zara Boldt
Alex Morrison, Director	Zara Boldt, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars - unaudited)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2021	2020	2021	2020
	$	$	$	$
Expenses
Accretion expenses (Notes 6 and 7)	53,223	2,316	106,964	4,561
Community relations	1,479	-	6,796	3,276
Consulting fees	5,194	92,022	26,997	165,858
Depreciation	77,128	81,519	154,256	169,805
Foreign exchange loss	641,100	145,442	790,681	19,915
Insurance	148,002	117,905	296,165	235,630
Interest expense on lease liabilities (Note 5)	8,901	12,760	18,752	26,071
Investor relations	25,702	31,217	39,274	55,927
Management fees	418,740	280,250	1,929,307	560,500
Office	191,127	93,509	379,975	237,304
Professional fees	274,053	186,699	550,792	358,395
Property investigation	4,086	-	4,086	3,756
Regulatory and shareholders service	138,297	79,000	243,398	211,621
Share-based compensation	1,075,235	435,987	1,947,040	1,221,588
Travel and related	31,435	30,703	58,872	172,006
Wages and salaries	220,629	100,551	378,358	246,529

	(3,314,331)	(1,689,880)	(6,931,713)	(3,692,742)

Interest income	5,958	2,470	11,614	11,735

Loss and comprehensive loss for the period	(3,308,373)	(1,687,410)	(6,920,099)	(3,681,007)

Basic and diluted loss per share	(0.01)	(0.01)	(0.02)	(0.01)

Weighted average number of common shares outstanding (basic and diluted)	357,481,634	283,517,048	347,256,965	280,850,551

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars - unaudited)

	For the six months ended June 30,
	2021	2020
	$	$
Cash flows used in operating activities
Loss for the period	(6,920,099)	(3,681,007)
Items not affecting cash:
Depreciation	154,256	169,805
Share-based compensation	1,947,040	1,221,588
Accretion expenses	106,964	4,561
Unrealized foreign exchange	89,688	(41,412)
Changes in non-cash working capital items
Receivables	63,343	(11,692)
Prepaid expenses	222,949	118,785
Accounts payable and accrued liabilities	(504,482)	(275,799)
	(4,840,341)	(2,495,171)

Cash flows used in investing activities
Exploration and evaluation assets expenditures	(10,542,285)	(4,218,297)
	(10,542,285)	(4,218,297)

Cash flows from financing activities
Proceeds from share issuances	34,509,200	11,418,588
Share issuance costs	(2,281,368)	(402,474)
Proceeds from exercise of stock options	-	492,500
Repayment of lease liabilities	(95,776)	(78,303)
	32,132,056	11,430,311

Net change in cash	16,749,430	4,716,843

Cash, beginning of period	18,635,636	7,260,572

Cash, end of period	35,385,066	11,977,415

Non-cash transactions
Exploration and evaluation assets expenditures in accounts payable	2,239,407	2,368,969
Share issuance costs in accounts payable and accrued liabilities	-	401,228
Reclassification of stock options expired	1,053,098	644,062
Reclassification of stock options exercised	-	393,372
Reclassification of restricted share units cancelled	67,436	-
Reclassification of restricted share units vested	998,480	285,219
Provision for site reclamation	-	145,045

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars - unaudited)

					Total
	Number of				Shareholders'
	Shares Issued	Share Capital	Reserves	Deficit	Equity
		$	$	$	$

Balance at December 31, 2019	277,527,886	290,532,540	10,255,771	(72,927,747)	227,860,564

Shares issued for cash	12,043,404	11,418,588	-	-	11,418,588
Share issuance costs	-	(803,702)	-	-	(803,702)
Stock options exercised	650,000	885,872	(393,372)	-	492,500
Restricted share units vested	144,045	285,219	(285,219)	-	-
Stock options expired	-	-	(644,062)	644,062	-
Share-based compensation	-	-	1,221,588	-	1,221,588
Loss for the period	-	-	-	(3,681,007)	(3,681,007)
Balance at June 30, 2020	290,365,335	302,318,517	10,154,706	(75,964,692)	236,508,531

Shares issued for cash	25,673,265	26,934,899	-	-	26,934,899
Share issuance costs	-	(673,000)	-	-	(673,000)
Stock options exercised	1,675,000	1,966,405	(743,655)	-	1,222,750
Restricted share units vested	292,740	266,393	(266,393)	-	-
Stock options expired	-	-	(427,918)	427,918	-
Share-based compensation	-	-	1,256,812	-	1,256,812
Loss for the period	-	-	-	(7,059,586)	(7,059,586)
Balance at December 31, 2020	318,006,340	330,813,214	9,973,552	(82,596,360)	258,190,406

Shares issued for cash	39,215,000	34,509,200	-	-	34,509,200
Share issuance costs	-	(2,213,254)	-	-	(2,213,254)
Restricted share units vested	748,911	998,480	(998,480)	-	-
Stock options expired	-	-	(1,053,098)	1,053,098	-
Restricted share units cancelled	-	-	(67,436)	67,436	-
Share-based compensation	-	-	1,947,040	-	1,947,040
Loss for the period	-	-	-	(6,920,099)	(6,920,099)
Balance at June 30, 2021	357,970,251	364,107,640	9,801,578	(88,395,925)	285,513,293

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2021
(Expressed in Canadian Dollars - unaudited)

NOTE 1 - Nature and Continuance of Operations

Gold Standard Ventures Corp. (the “Company”) was incorporated on February 6, 2004 under the Business Corporations Act (British Columbia) and is listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “GSV” and on the NYSE American under the symbol “GSV”.

The Company’s head office, principal address and registered and records office is located at Suite 610 – 815 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1B4.

The Company’s exploration and evaluation assets are at the exploration stage and are without a known body of commercial ore. The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities. The amounts shown as exploration and evaluation assets cost represent acquisition, holding and deferred exploration costs and do not necessarily represent present or future recoverable values. The recoverability of the amounts shown for exploration and evaluation assets cost is dependent upon the Company obtaining the necessary financing to complete the exploration and development of the properties, the discovery of economically recoverable reserves and future profitable operations or through sale of the assets.

These consolidated financial statements have been prepared on the assumption that the Company and its subsidiaries will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at June 30, 2021, the Company had not advanced its properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its exploration activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. The Company estimates it has sufficient working capital to continue operations for the upcoming year.

NOTE 2 - Significant Accounting Policies and Basis of Preparation

The following is a summary of significant accounting policies used in the preparation of these condensed interim consolidated financial statements.

Statement of compliance
These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

This condensed interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2020.

The accounting policies applied in preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2020.

GOLD STANDARD VENTURES CORP.
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2021
(Expressed in Canadian Dollars - unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation (continued)

Basis of presentation
These condensed interim consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, except for investments which are measured at fair value. The condensed interim consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Basis of consolidation
These condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, JKR Gold Resources ULC, Gold Standard Ventures (US) Inc., Tacoma Exploration LLC, Battle Mountain Gold Inc. (“BMG”), and Madison Enterprises (Nevada) Inc., from their dates of formation or acquisition. The Company’s Canadian subsidiaries are holding companies while its US subsidiaries are operating companies. All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated upon consolidation.

Foreign currency translation
The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and each of its subsidiaries is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21 – The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than Canadian dollars are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in profit or loss.

Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant items that require estimates and judgements as the basis for determining the stated amounts include the uncertainty of COVID-19 pandemic, recoverability of exploration and evaluation assets, determination of functional currency, going concern, valuation of share-based compensation, recognition of deferred tax amounts, reclamation provisions, leases, and deferred revenue.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Uncertainty of COVID-19 pandemic

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, has adversely affected workforces, customers, economies, and financial markets globally, leading to an economic downturn. It has also disrupted the normal operations of many businesses, including the Company’s. This outbreak could decrease spending, adversely affect and harm the Company’s business and results of operations. It is not possible for us to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.

GOLD STANDARD VENTURES CORP.
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2021
(Expressed in Canadian Dollars - unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation (continued)

Use of estimates (continued)
Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Going concern

The financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The assessment of the Company’s ability to fund future operations and continue as a going concern involves judgement. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. If the going concern assumption is not appropriate for the financial statements, then adjustments may be necessary to the carrying value of assets and liabilities and the statement of financial position classifications used (Note 1).

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Reclamation provisions

The Company’s reclamation provision represents management’s best estimate of the present value of the future cash outflows required to settle the obligation. Management assesses these provisions at the end of each reporting period or when new information becomes available. This assessment includes the estimation of the future reclamation costs, the timing of these expenditures, inflation, and the impact of changes in discount rates, interest rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

Standards issued or amended but not yet effective

The Company has not applied the following revised IFRS that has been issued but was not yet effective at June 30, 2021. This accounting standard is not currently expected to have a significant effect on the Company’s accounting policies or financial statements.

  IAS 16, Property, Plant and Equipment - Proceeds before Intended Use (effective January 1, 2022). The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, a company will recognize such sale proceeds and related cost in profit or loss.

GOLD STANDARD VENTURES CORP.
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2021
(Expressed in Canadian Dollars - unaudited)

NOTE 3 – Exploration and Evaluation Assets

Expenditures for the periods related to exploration and evaluation assets located in Nevada, USA were as follows:

	Railroad-
	Pinion	Lewis Gold
	Project	Project	Total
	$	$	$

Balance as at December 31, 2019	181,996,057	39,334,874	221,330,931

Claim maintenance fees	399,726	90,729	490,455
Consulting	1,068,158	16,934	1,085,092
Data analysis	274,113	-	274,113
Drilling	8,771,435	-	8,771,435
Economic assessments	1,259,910	-	1,259,910
Engineering	147,665	-	147,665
Environmental and permitting	1,872,415	57,798	1,930,213
Equipment rental	193,709	-	193,709
Geological	39,442	-	39,442
Geotechnical	484,804	-	484,804
Hydrology	394,116	-	394,116
Lease payments	1,579,111	122,099	1,701,210
Metallurgy	749,040	-	749,040
Provision for site reclamation	1,078,871	-	1,078,871
Sampling and processing	771,180	-	771,180
Site development and reclamation	2,828,830	2,494	2,831,324
Supplies	493,281	-	493,281
Vehicle	38,316	-	38,316
	22,444,122	290,054	22,734,176

Balance as at December 31, 2020	204,440,179	39,624,928	244,065,107

GOLD STANDARD VENTURES CORP.
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2021
(Expressed in Canadian Dollars - unaudited)

NOTE 3 - Exploration and Evaluation Assets (continued)

	Railroad-
	Pinion	Lewis	Total
	$	$	$

Balance as at December 31, 2020	204,440,179	39,624,928	244,065,107

NSR buydown	2,456,400	-	2,456,400
Exploration expenses
Claim maintenance fees	361,599	82,203	443,802
Consulting	1,038,339	2,012	1,040,351
Data analysis	2,475	-	2,475
Drilling	937,792	-	937,792
Economic assessment	663,305	-	663,305
Engineering	497,913	-	497,913
Environmental and permitting	859,438	157	859,595
Equipment rental	50,692	-	50,692
Geotechnical	37,284	-	37,284
Hydrology	298,959	-	298,959
Lease payments	280,847	-	280,847
Metallurgy	431,665	-	431,665
Sampling and processing	762,277	-	762,277
Site development and reclamation	885,855	-	885,855
Supplies	104,281	-	104,281
	9,669,121	84,372	9,753,493

Balance as at June 30, 2021	214,109,300	39,709,300	253,818,600

Railroad-Pinion Project

The Railroad-Pinion project is located in Elko County, Nevada, USA.

During the period from August 2009 to December 2019, the Company entered into various agreements to acquire or lease certain claims, properties and surface rights subject to net smelter return royalties (“NSR”) ranging between 1% and 5%. As well, certain claims are subject to a 1.5% mineral production royalty. The agreements are subject to specific lease terms, extension options, back-in rights, buydown or purchase provisions, and work commitments as further detailed in the Company’s most recent annual audited consolidated financial statements.

In April 2021, the Company purchased a NSR on certain claims within the Railroad-Pinion project for US$2,000,000.

GOLD STANDARD VENTURES CORP.
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2021
(Expressed in Canadian Dollars - unaudited)

NOTE 3 - Exploration and Evaluation Assets – (continued)

Payment requirements for the remainder of 2021 to 2025 under agreements are approximately as follows:

	Total	Total
	Work	Lease
	commitment	payment	Total
	US$	US$	US$
2021	-	1,030,000	1,030,000
2022	1,400,000	826,000	2,226,000
2023	1,300,000	782,000	2,082,000
2024	1,300,000	676,000	1,976,000
2025	1,300,000	676,000	1,976,000
	5,300,000	3,990,000	9,290,000

Lewis Gold Project

During the year ended December 31, 2017, the Company acquired a 100% right, title and interest in mining claims located in the Battle Mountain Mining District in Lander County, Nevada, USA (the “Lewis Gold Project”).

The Lewis Gold Project is subject to an advance minimum annual royalty in the amount of US$60,000 in cash, which is subject to an annual escalation based upon a defined consumer price index. The advance minimum royalty payments are to be credited against any production royalty payable in the same year. Production royalties include a 3.5% NSR for gold and silver and a 4% NSR for other minerals such as lead, zinc, and copper.

NOTE 4 - Reclamation Bonds

In relation to its exploration and evaluation assets, the Company has posted reclamation bonds as at June 30, 2021 of $3,407,647 (US$2,747,965) (December 31, 2020 - $3,499,646 (US$2,747,965)).

NOTE 5 – Right-of-Use Assets and Lease Liabilities

Right-of-Use Assets

Office Leases
Cost:	$
At December 31, 2019, 2020 and June 30, 2021	934,659
Depreciation:
At December 31, 2019	203,850
Charge for the year	203,850
At December 31, 2020	407,700
Charge for the period	101,926
At June 30, 2021	509,626
Net book value:
At December 31, 2020	526,959
At June 30, 2021	425,033

GOLD STANDARD VENTURES CORP.
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2021
(Expressed in Canadian Dollars - unaudited)

NOTE 5 – Right-of-Use Assets and Lease Liabilities (continued)

Lease Liabilities

$
At December 31, 2019	729,878
Lease payments made	(213,254)
Interest expense on lease liabilities	48,572
Foreign exchange adjustment	(921)
At December 31, 2020	564,275
Lease payments made	(114,528)
Interest expense on lease liabilities	18,752
Foreign exchange adjustment	2,015
At June 30, 2021	470,514
Less: current portion	(211,617)
Non-current lease liabilities	258,897

The remaining minimum future lease payments, excluding estimated operating costs, for the term of the lease including assumed renewal periods are as follows:

$
The remainder of fiscal 2021	117,597
Fiscal 2022	190,140
Fiscal 2023	94,055
Fiscal 2024 and beyond	129,836

NOTE 6 – Deferred Revenue

On October 29, 2020, the Company entered into a silver streaming arrangement (“Silver Stream”) with OMF Fund III (HG) Ltd. (“Orion”), whereby Orion made an upfront cash payment of US$2,000,000, pursuant to which the Company will deliver to Orion 100% of the silver production from the potential South Railroad mine over the life of mine. Orion will pay an ongoing cash purchase price equal to 15% of the prevailing silver price at the time of delivery. The upfront payment for the Silver Stream has been accounted for as deferred revenue as the agreement will be satisfied through the delivery of non-financial items (i.e. silver commodity from the Company’s production), rather than cash or financial assets. The drawdown of the deferred revenue will be credited to future sales in the corresponding period.

$
Deferred revenue proceeds	2,594,000
Accretion expense	36,556
Foreign exchange adjustment	(48,437)
Balance as at December 31, 2020	2,582,119
Accretion expense	98,384
Foreign exchange adjustment	48,437
Balance as at June 30, 2021	2,728,940

GOLD STANDARD VENTURES CORP.
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2021
(Expressed in Canadian Dollars - unaudited)

NOTE 7 – Provision for Site Reclamation

The Company recorded a provision for the estimated cost of site reclamation relating to exploration activities at its Railroad-Pinion and Lewis Gold projects. As at June 30, 2021, the Company used an inflation rate of 2.16% (December 31, 2020 –2.16%) and an average discount rate of 3.09% (December 31, 2020 – 3.09%) in calculating the estimated obligation. The undiscounted uninflated value of the cash flows required to settle the provision is approximately $2,103,960 and is expected to be incurred over the next 17 years.

Railroad-Pinion
Project
$
Balance as at December 31, 2019	964,960
Change in estimate	1,078,871
Accretion expense	13,648
Foreign exchange adjustment	(71,958)
Balance as at December 31, 2020	1,985,521
Accretion expense	8,580
Foreign exchange adjustment	(52,763)
Balance as at June 30, 2021	1,941,338

NOTE 8 - Share Capital and Reserves

Authorized Share Capital

Unlimited number of common shares without par value.

Issued Share Capital

During the year ended December 31, 2020, the Company:

  issued 436,785 common shares of the Company at a weighted average value of $1.26 per share in connection to the vesting of restricted share units.

  closed non-brokered private placements and issued 7,619,191 shares of the Company for gross proceeds of $7,804,150, and incurred share issuance costs of $7,614.

  issued 2,325,000 common shares on the exercise of stock options for proceeds of $1,715,250.

  issued 30,097,478 common shares for gross proceeds totalling $30,549,337, and incurred cash commission and expenses of $1,469,088 under an at-the-market equity program.

During the six months ended June 30, 2021, the Company:

  issued 748,911 common shares of the Company at a weighted average value of $1.33 per share in connection to the vesting of restricted share units.

  completed an underwritten public offering financing and issued 39,215,000 common shares of the Company at a price of $0.88 per share for gross proceeds totalling $34,509,200, and incurred cash commissions and expenses of $2,213,254.

Share Purchase Warrants

There were no share purchase warrants outstanding as at December 31, 2020 and June 30, 2021.

GOLD STANDARD VENTURES CORP.
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2021
(Expressed in Canadian Dollars - unaudited)

NOTE 8 - Share Capital and Reserves (continued)

Stock Options

During the year ended December 31, 2020, the Company granted a total of 3,830,306 stock options exercisable for up to five years with an aggregate grant date fair value of $1,720,964. In addition, the Company expensed a total of $1,231,724 (December 31, 2019 - $1,918,737) as share-based compensation over the vesting period.

During the six months ended June 30, 2021, the Company granted a total of 7,010,085 stock options exercisable for up to five years with an aggregate grant date fair value of $2,683,467. In addition, the Company expensed a total of $944,840 (June 30, 2020 -$742,743) as share-based compensation over the vesting period.

The fair value of options granted is estimated on the grant date using the Black-Scholes option pricing model using the following weighted average variables:

	For the six months ended June 30,
	2021	2020
Risk-free interest rate	0.40%	1.39%
Expected option life in years	4 years	4 years
Expected stock price volatility	60%	57%
Expected dividend rate	0%	0%

A summary of stock option activities is as follows:

	Number of	Weighted average
	options	exercise price
		$
Outstanding at December 31, 2019	10,338,720	1.76
Exercised	(2,325,000)	0.74
Granted	3,830,306	0.97
Expired	(1,195,664)	1.72
Outstanding at December 31, 2020	10,648,362	1.70
Granted	7,010,085	0.84
Expired	(1,372,642)	1.63
Outstanding at June 30, 2021	16,285,805	1.34

The weighted average remaining life of the stock options is 3.4 years (2020 - 2.9 years).

GOLD STANDARD VENTURES CORP.
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2021
(Expressed in Canadian Dollars - unaudited)

NOTE 8 - Share Capital and Reserves (continued)

Restricted Share Units (“RSUs”)

During the year ended December 31, 2020, the Company granted 1,220,016 RSUs to certain officers and directors with a fair value of $1,266,380. In addition, the Company expensed a total of $1,246,676 (December 31, 2019 - $918,339) as share-based compensation over the vesting period.

During the six months ended June 30, 2021, the Company granted 2,615,873 RSUs to certain officers and directors with a fair value of $2,251,845. In addition, the Company cancelled 219,825 (June 30, 2020 – Nil) RSUs and the fair value of $67,436 (June 30, 2020 - $Nil) attributable to these RSUs was transferred from reserves to deficit and the Company also expensed a total of $1,002,200 (June 30, 2020 - $478,845) as share-based compensation over the vesting period.

A summary of restricted share unit activities is as follows:

Number of
RSUs
Outstanding at December 31, 2019	963,348
Vested	(436,785)
Granted	1,220,016
Outstanding at December 31, 2020	1,746,579
Vested	(748,911)
Cancelled	(219,825)
Granted	2,615,873
Outstanding at June 30, 2021	3,393,716

NOTE 9 - Segmented Information

The Company has one operating segment, being the acquisition and exploration of exploration and evaluation assets.

Geographic information is as follows:

	As at June 30, 2021
	Canada	US	Total
	$	$	$
Reclamation bonds	-	3,407,647	3,407,647
Property and equipment	1,984	120,622	122,606
Exploration and evaluation assets	-	253,818,600	253,818,600
Right-of-use assets	269,112	155,921	425,033
	271,096	257,502,790	257,773,886

	As at December 31, 2020
	Canada	US	Total
	$	$	$
Reclamation bonds	-	3,499,646	3,499,646
Property and equipment	2,736	172,200	174,936
Exploration and evaluation assets	-	244,065,107	244,065,107
Right-of-use assets	304,213	222,746	526,959
	306,949	247,959,699	248,266,648

GOLD STANDARD VENTURES CORP.
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2021
(Expressed in Canadian Dollars - unaudited)

NOTE 10 - Related Party Transactions

During the six months ended June 30, 2021, the Company entered into the following transactions with related parties, not disclosed elsewhere in these financial statements:

i.	As at June 30, 2021, $Nil was included in accounts payable and accrued liabilities owing related parties. As at December 31, 2020, $92,400 and $64,248 was included in accounts payable and accrued liabilities in relation to management fees and professional fees owing to the former CEO and former CFO, respectively.

Summary of key management personnel compensation:

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Board and the Company’s Chief Executive Officer, Chief Operating Officer and Chief Financial Officer.

	For the six months ended June 30,
	2021	2020
	$	$
Salaries and fees	985,401	815,255
Termination payments	1,187,509	-
Share-based compensation	1,634,256	947,146
	3,807,166	1,762,401

In the six months ended June 30, 2021, the Company paid termination benefits of $782,000 and $405,509 to the former Vice President - General Counsel and Corporate Secretary and former Chief Financial Officer, respectively.

NOTE 11 - Capital Disclosure and Management

The Company considers its capital structure to include the components of shareholders’ equity. Management’s objective is to ensure that there is sufficient capital to minimize liquidity risk and to continue as a going concern. As an exploration stage company, the Company is currently unable to self-finance its operations.

Although the Company has been successful in the past in obtaining financing through the sale of equity securities and metal streams, there can be no assurance that the Company will be able to obtain adequate financing in the future, or that the terms of such financings will be favourable.

The Company’s share capital is not subject to any external restrictions and the Company did not change its approach to capital management during the period.

NOTE 12 - Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash, receivables, reclamation bonds, and accounts payable and accrued liabilities. The fair value of these financial instruments, other than cash, approximates their carrying values due to the short-term nature of these instruments. Cash is measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity, and commodity price.

GOLD STANDARD VENTURES CORP.
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2021
(Expressed in Canadian Dollars - unaudited)

NOTE 12 - Financial Instruments and Risk Management (continued)

a)	Currency risk

The Company conducts exploration and evaluation activities in the United States. As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at June 30, 2021, the Company had a foreign currency net monetary asset position of approximately US$20,760,000. Each 1% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $207,600.

b)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash is held in large Canadian and U.S. financial institutions and the Company considers this risk to be remote.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments.

d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board are actively involved in the review, planning, and approval of significant expenditures and commitments. The Company is exposed to liquidity risk.

e)	Commodity price risk

The ability of the Company to raise funds to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.